Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-180289

(To Prospectus dated March 22, 2012, Prospectus Supplement dated March 22, 2012 and Product Supplement EQUITY INDICES STR-1 dated November 25, 2013)

453,460 Units	Pricing Date	August 28, 2014
$10 principal amount per unit	Settlement Date	September 5, 2014
CUSIP No. 40434D400	Maturity Date	September 8, 2015

Strategic Accelerated Redemption Securities® Linked to an Equity Basket

▪	Automatically callable if the value of the Basket on any Observation Date, occurring approximately six, nine, and twelve months after the pricing date, is at or above the Starting Value

▪	In the event of an automatic call, the amount payable per unit will be:

▪	$10.34 if called on the first Observation Date

▪	$10.51 if called on the second Observation Date

▪	$10.68 if called on the final Observation Date

▪	If not called on the first or second Observation Dates, a maturity of approximately one year and one week

▪	The Basket is comprised of the Russell 2000® Index and the EURO STOXX 50® Index. Each index was given an initial weight of 50%

▪	If not called, 1-to-1 downside exposure to decreases in the Basket beyond a 5% decline, with up to 95% of the principal amount at risk

▪	All payments are subject to the credit risk of HSBC USA Inc.

▪	No interest payments

▪	No listing on any securities exchange

The notes are being issued by HSBC USA Inc. (“HSBC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See “Risk Factors” beginning on page TS-6 of this term sheet and beginning on page PS-6 of product supplement EQUITY INDICES STR-1.

The estimated initial value of the notes on the pricing date is $9.78 per unit, which is less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on page TS-2 and “Risk Factors” beginning on page TS-6 of this term sheet for additional information.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total

Public offering price(1)	$ 10.000	$ 4,534,600.00

Underwriting discount(1)	$ 0.125	$ 56,682.50

Proceeds, before expenses, to HSBC	$ 9.875	$ 4,477,917.50

(1)	See as well “Supplement to the Plan of Distribution.”

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

August 28, 2014

Strategic Accelerated Redemption Securities®
Linked to an Equity Basket, due September 8, 2015

Summary

The Strategic Accelerated Redemption Securities® Linked to an Equity Basket, due September 8, 2015 (the “notes”) are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due. The notes will be automatically called at the applicable Call Amount if the Observation Level of the Market Measure, which is the equity basket described below (the “Basket”) on any Observation Date is equal to or greater than the Starting Value. If your notes are not called, you may lose a portion, which could be significant, of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on our credit risk and the performance of the Basket. See “Terms of the Notes” below.

The Basket is comprised of the Russell 2000® Index, and the EURO STOXX 50® Index (each, a “Basket Component”). On the pricing date, each Basket Component was given an initial weight of 50%.

The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value was determined by reference to our or our affiliates’ internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, reduced the economic terms of the notes (including the Call Amounts and Call Premiums). The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes.

Terms of the Notes		Payment Determination
Issuer:	HSBC USA Inc. (“HSBC”)	Automatic Call Provision: Redemption Amount Determination: If the notes are not called, you will receive the Redemption Amount per unit on the maturity date, determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately one year and one week, if not called on the first or second Observation Dates
Market Measure:	An equally weighted equity basket comprised of the Russell 2000® Index (Bloomberg symbol: "RTY") and EURO STOXX 50® Index (Bloomberg symbol: "SX5E"). Each Basket Component is a price return index.
Starting Value:	100.00
Ending Value:	The Observation Level on the final Observation Date.
Observation Level:	The value of the Market Measure on any Observation Date, calculated as described on page TS-8.
Observation Dates:

February 20, 2015, May 22, 2015, and August 28, 2015 (the final Observation Date).

The Observation Dates are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-16 of product supplement EQUITY INDICES STR-1.

Call Level:	100% of the Starting Value
Call Amounts (per Unit) and Call Premiums:

$10.34, representing a Call Premium of 3.4% of the principal amount, if called on the first Observation Date;

$10.51, representing a Call Premium of 5.1% of the principal amount, if called on the second Observation Date; and

$10.68, representing a Call Premium of 6.8% of the principal amount, if called on the final Observation Date.

Call Settlement Dates:	Approximately the fifth business day following the applicable Observation Date, subject to postponement as described beginning on page PS-16 of product supplement EQUITY INDICES STR-1; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.
Threshold Value:	95.00, or 95% of the Starting Value, rounded to two decimal places.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.125 per unit as listed on the cover page and an additional charge of $0.05 per unit more fully described on page TS-17.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and HSBC, acting jointly.

Strategic Accelerated Redemption Securities®	TS-2

Strategic Accelerated Redemption Securities®
Linked to an Equity Basket, due September 8, 2015

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement EQUITY INDICES STR-1 dated November 25, 2013: http://www.sec.gov/Archives/edgar/data/83246/000114420413063958/v361468_424b5.htm

▪	Prospectus supplement dated March 22, 2012: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▪	Prospectus dated March 22, 2012: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Our Central Index Key, or CIK, on the SEC Website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES STR-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪  You anticipate that the Observation Level of the Basket on any of the Observation Dates will be equal to or greater than the Starting Value and, in that case, you accept an early exit from your investment.

▪  You accept that the return on the notes, if any, will be limited to the return represented by the applicable Call Premium even if the percentage change in the value of the Basket is significantly greater than the applicable Call Premium.

▪  If the notes are not called, you accept that your investment will result in a loss, which could be significant, if the Ending Value is below the Threshold Value.

▪  You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪  You are willing to forgo dividends or other benefits of owning the stocks included in the Basket Components.

▪  You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

▪  You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amounts and the Redemption Amount.

▪  You wish to make an investment that cannot be automatically called prior to maturity.

▪  You believe that the value of the Basket will decrease from the Starting Value to the Ending Value.

▪  You anticipate that the Observation Level will be less than the Call Level on each Observation Date.

▪  You seek an uncapped return on your investment

▪  You seek 100% return of principal at maturity.

▪  You seek interest payments or other current income on your investment.

▪  You want to receive dividends or other distributions paid on the stocks included in the Basket Components.

▪  You seek an investment for which there will be a liquid secondary market.

▪  You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Strategic Accelerated Redemption Securities®	TS-3

Strategic Accelerated Redemption Securities®
Linked to an Equity Basket, due September 8, 2015

Examples of Hypothetical Payments

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Call Amount or Redemption Amount, as applicable, based on the hypothetical terms set forth below. The actual amount you receive and the resulting return will depend on the actual Observation Levels, and the term of your investment. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)	the Starting Value of 100.00;

2)	the Threshold Value of 95.00;

3)	the Call Level of 100.00;

4)	the term of the notes from September 5, 2014 to September 8, 2015;

5)	the Call Premium of 3.4% of the principal amount if the notes are called on the first Observation Date, 5.1% if called on the second Observation Date, and 6.8% if called on the final Observation Date; and

6)	Observation Dates occurring on February 20, 2015, May 22, 2015, and August 28, 2015 (the final Observation Date).

For recent hypothetical levels of the Basket, see “The Basket” section below. Each Basket Component is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Basket Components, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Strategic Accelerated Redemption Securities®	TS-4

Strategic Accelerated Redemption Securities®
Linked to an Equity Basket, due September 8, 2015

Notes Are Called on an Observation Date

The notes will be called at $10.00 plus the applicable Call Premium on one of the Observation Dates if the Observation Level is equal to or greater than the Call Level.

Example 1 – The Observation Level on the first Observation Date is 110.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $0.34 = $10.34 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 2 – The Observation Level on the first Observation Date is below the Call Level, but the Observation Level on the second Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $0.51 = $10.51 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 3 – The Observation Levels on the first and second Observation Dates are below the Call Level, but the Observation Level on the third and final Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $0.68 = $10.68 per unit.

Notes Are Not Called on Any Observation Date

Example 4 – The notes are not called on any Observation Date and the Ending Value is 97.00, which is greater than the Threshold Value. Therefore, the Redemption Amount per unit will be $10.00.

Example 5 – The notes are not called on any Observation Date and the Ending Value is less than the Threshold Value. The Redemption Amount will be less, and possibly significantly less, than the principal amount. For example, if the Ending Value is 85.00, the Redemption Amount per unit will be:

Summary of the Hypothetical Examples

	Notes Are Called on an Observation Date			Notes Are Not Called on Any Observation Date
	Example 1	Example 2	Example 3	Example 4	Example 5
Starting Value	100.00	100.00	100.00	100.00	100.00

Call Level	100.00	100.00	100.00	100.00	100.00

Threshold Value	95.00	95.00	95.00	95.00	95.00

Observation Level on the First Observation Date	110.00	90.00	90.00	93.00	88.00

Observation Level on the Second Observation Date	N/A	105.00	83.00	85.00	78.00

Observation Level on the Final Observation Date	N/A	N/A	105.00	97.00	85.00

Return of the Basket	10.00%	5.00%	5.00%	-3.00%	-15.00%

Return of the Notes	3.40%	5.10%	6.80%	0.00%	-10.00%

Call Amount / Redemption Amount per Unit	$10.34	$10.51	$10.68	$10.00	$9.00

Strategic Accelerated Redemption Securities®	TS-5

Strategic Accelerated Redemption Securities®
Linked to an Equity Basket, due September 8, 2015

Risk Factors

We urge you to read the section “Risk Factors” in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the stocks included in the Basket Components. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review “Risk Factors” in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section “— Risks Relating to All Note Issuances.”

▪	If the notes are not called, your investment may result in a loss, there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in stocks included in the Basket Components

▪	The estimated initial value of the notes is less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We determined the estimated initial value by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value reflects our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

▪	Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

▪	The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-16 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

▪	The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Market Measure and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Basket Components), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	Changes in the level of one Basket Component may be offset by changes in the level of the other Basket Component.

▪	The Index sponsors (as defined below) may adjust each Basket Component in a way that affects its level, and the Index sponsors have no obligation to consider your interests.

▪	You will have no rights of a holder of the securities represented by the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Strategic Accelerated Redemption Securities®	TS-6

Strategic Accelerated Redemption Securities®
Linked to an Equity Basket, due September 8, 2015

▪	While we, MLPF&S or our respective affiliates may from time to time own shares of the companies included in the Basket Components, we, MLPF&S and our respective affiliates do not control any company included in any Basket Component, and are not responsible for any disclosure made by any other company.

▪	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-29 of product supplement EQUITY INDICES STR-1.

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product supplement EQUITY INDICES STR-1 dated November 25, 2013.

A “Market Measure Business Day” means a day on which:

(A)	the New York Stock Exchange and NASDAQ Stock Market, Inc. (as to the Russell 2000® Index) and the Eurex (as to the Euro STOXX 50® Index) (or any successor to the foregoing exchanges) are open for trading; and

(B)	the Basket Components or any successors thereto are calculated and published.

Strategic Accelerated Redemption Securities®	TS-7

Strategic Accelerated Redemption Securities®
Linked to an Equity Basket, due September 8, 2015

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Components from the Starting Value to the Ending Value. The Basket Components are described in the section “The Basket Components” below. Each Basket Component will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of the Notes – Basket Market Measures” beginning on page PS-20 of product supplement EQUITY INDICES STR-1.

On the pricing date, for each Basket Component, the Initial Component Weight, the closing level, the Component Ratio and the initial contribution to the Basket value were as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Level(1)	Component Ratio(2)	Initial Basket Value Contribution
Russell 2000® Index	RTY	50.00	1,165.948	0.04288356	50.00
EURO STOXX 50® Index	SX5E	50.00	3,164.44	0.01580058	50.00
				Starting Value	100.00

(1)	These were the closing levels of the Basket Components on the pricing date.

(2)	Each Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component on the pricing date and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket on each Observation Date by summing the products of (i) the closing level for each Basket Component on that day and (ii) the Component Ratio applicable to that Basket Component. If a Market Disruption Event occurs as to either Basket Component on any scheduled Observation Date, the closing level of that Basket Component will be determined as more fully described on page PS-22 of product supplement EQUITY INDICES STR-1 in the section entitled “Description of the Notes—Basket Market Measures—Observation Level of the Basket.”

Strategic Accelerated Redemption Securities®	TS-8

Strategic Accelerated Redemption Securities®
Linked to an Equity Basket, due September 8, 2015

While actual historical information on the Basket did not exist before the pricing date, the following graph sets forth the hypothetical historical performance of the Basket from January 2008 through July 2014. The graph is based upon actual month-end historical levels of the Basket Components, hypothetical Component Ratios based on the closing levels of the Basket Components as of December 31, 2007, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Strategic Accelerated Redemption Securities®	TS-9

Strategic Accelerated Redemption Securities®
Linked to an Equity Basket, due September 8, 2015

The Basket Components

All disclosures contained in this term sheet regarding the Basket Components, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by each of Russell Investment Group (“Russell”) with respect to the Russell 2000® Index and STOXX Limited (“STOXX”) with respect to the EURO STOXX 50® Index (Russell and STOXX together, the “Index sponsors”). The Index sponsors have no obligation to continue to publish, and may discontinue or suspend the publication of any Basket Component at any time. The consequences of any Index sponsor discontinuing publication of a Basket Component are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” beginning on page PS-19 of product supplement EQUITY INDICES STR-1. None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of any Basket Component or any successor index.

The Russell 2000® Index

“Russell 2000®” and “Russell 3000®” are trademarks of Russell and have been licensed for use by us. The notes are not sponsored, endorsed, sold, or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

Russell Investment Group Publishes the Russell 2000® Index

The Russell 2000® Index is calculated, published, and disseminated by the Index Sponsor, and measures the composite price performance of stocks of 2,000 companies determined by Russell to be part of the U.S. equity market. All 2,000 stocks are traded on a major U.S. exchange, and form a part of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98.00% of the United States equity market.

The Russell 2000® Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the United States equity market. Real-time dissemination of the Russell 2000® Index began on January 1, 1987. The top five industry groups by market capitalization as of May 31, 2012 were: Financial Services, Consumer Discretionary, Producer Durables, Technology and Health Care.

Only stocks belonging to companies domiciled in the U.S. are allowed into the Russell 2000® Index. This is determined by examining the country of incorporation, country of headquarters and country of most liquid exchange. Preferred and convertible preferred stock, redeemable shares, warrants, participating preferred stock, trust receipts, rights, pink sheets, OTC Bulletin Board companies and closed-end mutual funds are excluded from the Russell 2000® Index. Real Estate Investment Trusts and Beneficial Trusts however, are eligible for inclusion.

In general, only one class of securities of a company is allowed in the Russell 2000® Index, although exceptions to this general rule have been made where the Russell has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on the last trading day in May of each year to be eligible for inclusion in the Russell 2000® Index. However, if a stock falls below $1.00 on the last day of May, it will be considered eligible if the daily closing during the month of May is equal to or greater than $1.00.

The primary criterion used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of a company’s shares times the total number of available shares, as described below. Based on closing values on the last trading day of May of each year, the Russell reconstitutes the composition of the Russell 3000® Index using the then existing market capitalizations of eligible companies. As of the last Friday in June of each year, the Russell Index is adjusted to reflect the reconstitution of the Russell 3000® Index for that year. If, however, the last Friday is the 28th, 29th or 30th, reconstitution will occur on the preceding Friday.

Computation of the Russell 2000® Index

The Russell 2000®Index is a capitalization-weighted index. The Russell 2000®Index reflects changes in the market value (i.e. capitalization) of the component stocks relevant to their market value on a base date. The Russell 2000® Index is determined by adding the market values of the component stocks, which are determined by multiplying the price of each stock as of the last trading day in May by the number of total outstanding shares, to obtain the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which gives the adjusted capitalization of the Russell 2000® Index on the base date of December 31, 1978 (when calculated by Russell). For each security, the most recently traded price on the last trading day in May will be used in determining the Russell 2000® Index. If a component security is not open for trading on its primary market, the lowest price from another market will be used.

Capitalization Adjustments

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in SEC filings. Other sources are used in cases of missing or questionable data.

Strategic Accelerated Redemption Securities®	TS-10

Strategic Accelerated Redemption Securities®
Linked to an Equity Basket, due September 8, 2015

The following types of shares are considered unavailable for the purposes of capitalization determinations:

•	Initial Public Offering lock-ups – shares that are locked up during an initial public offering (“IPO”) will be considered unavailable at the time the IPO enters the index;

•	Government holdings – shares held directly by government holders will be considered unavailable and removed completely; shares held by government investment boards and/or investment arms will be removed if the holding is 10% or more; and, shares held by government pension plans will be considered institutional holdings and will not be removed;

•	ESOP or LESOP shares – shares of corporations that have Employee Stock Ownership Plans (“ESOP”) or Leveraged Employee Stock Ownership Plans (“LESOP”) that comprise 10% or more of the shares outstanding are adjusted;

•	Corporate cross-owned shares – when shares of a company in the Russell 2000® Index are held by another company also in the Russell 2000® Index, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;

•	Large private and corporate shares – when an individual, a group of individuals acting together, or a corporation not in the index owns more than 10% of the shares outstanding. However, institutional holdings (investment companies, partnerships, insurance companies, mutual funds, banks, or venture capital companies) are not included in this class; and

•	Unlisted share classes – classes of common stock that are not traded on a United States securities exchange or NASDAQ will be adjusted.

Corporate Action Adjustments

Annual reconstitution is the process by which the Russell 2000® Index is completely rebuilt. Reconstitution is a vital part of the creation of a benchmark which accurately represents a particular market segment. Companies may get larger or smaller over time, or change in their characteristics. When a stock is acquired, delisted, or moves to the pink sheets or bulletin boards, the stock is deleted from the Russell 2000® Index at either the current day at the stock’s last traded price or, the following day at the closing over-the-counter (“OTC”) Bulletin Board price. The following summarizes the types of the Russell 2000® Index maintenance adjustments and indicates whether or not an index adjustment is required:

•	“No Replacement” Rule – Securities that leave the Russell 2000® Index for any reason (e.g. mergers, acquisitions, or other similar corporate activity) are not replaced. Therefore, the number of securities in the Russell 2000® Index will fluctuate according to corporate activity.

•	Mergers and Acquisitions – When acquisitions or mergers take place between constituent companies, the stock’s capitalization moves to the acquiring stock; as a result, mergers have no effect on the total capitalization of the Russell 2000® Index. Shares are updated for the acquiring stock at the time the transaction is final. If the action is determined to be final after 1:00 p.m. Eastern time, the action will be delayed and applied on the following day. If the acquiring company is a member but the acquired company is not, the acquiring company’s shares will be adjusted at the month end. If, however, the acquiring company is not a member, the target will be deleted from the Russell 2000® Index after the action is final.

•	Deleted Stocks – When deleting stocks from the Russell 2000® Index as a result of exchange delisting or reconstitution, the price used is the last traded price on the day of deletion, including potentially the OTC Bulletin Board price. Previously, prices used to reflect delisted stocks were the last traded price on their primary exchange. There may be corporate events, like mergers or acquisitions that result in the lack of a current market price for the deleted security and in such an instance the latest primary exchange closing price available will be used.

•	Additions for Spin-Offs – Spin-off companies are added to the parent company’s index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company’s total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 2000® Index at the latest reconstitution.

•	Quarterly IPO Additions – Eligible companies that have recently completed an IPO are added to the Russell 2000® Index at the end of each calendar quarter based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. Market adjustments will be made using the returns of the Russell 3000® Index. Eligible companies will be added to the Russell 2000® Index using their industry’s average style probability established at the latest constitution. In order for a company to be added to the Russell 2000® Index in a quarter (outside of reconstitution), the IPO company must meet all Russell U.S. Index eligibility requirements. Also, the IPO company must meet the following criteria on the final trading day of the month prior to quarter-end: (i) priced and traded; (ii) rank larger in total market capitalization than the market-adjusted smallest company in the Russell 2000® Index as of the latest June reconstitution; and (iii) meet criteria (i) and (ii) during an initial offering period.

•	Reincorporations - Members of the Russell 2000® Index that are reincorporated to another country are analyzed for country assignment the following year during reconstitution, as long as they continue to trade in the U.S. Companies that reincorporate and no longer trade in the U.S. are immediately deleted from the U.S. indexes and placed in the appropriate

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Strategic Accelerated Redemption Securities®
Linked to an Equity Basket, due September 8, 2015

country within the Russell Global Index. Those that reincorporate to the U.S. during the year will be assessed during reconstitution for membership.

•	Rights Offerings – Russell will only adjust the index to account for a right if the subscription price of the right is at a discount from the market price.

•	Tender offers – A company that is acquired through a tender offer will be removed from the Russell 2000® Index if (i) the initial tender offer expires; (ii) the shareholders validly tendered; (iii) all regulatory requirements have been fulfilled and (iv) the acquiring company is able to finalize the acquisition.

•	Bankruptcy and Voluntary Liquidations – A company that has filed for Chapter 7 or has filed a liquidation plan will be removed from the Russell 2000® Index at the time of filing. If a company files for Chapter 11 bankruptcy, it will not be delisted unless it is delisted from the primary exchange.

•	Dividends – Gross dividends are included in the daily total return calculation of the Russell 2000® Index on the basis of their ex-dates rather than the pay-date because this is when the marketplace price adjustment occurs.

•	Stock Distributions – When a stated amount of shares are distributed on the ex-date, price adjustment and shares are increased on the ex-date. When an undetermined amount of shares are to be distributed at a future date based on earnings and profits, the price adjustment will occur on the ex-date and the shares will be increased on the pay-date.

•	Halted Securities – When a stock’s trading is halted, the Russell 2000® Index will hold the security at its most recent closing price until trading resumes or delisting occurs unless the stock is halted for 40 days or more or due to exchange rules or regulatory issues for more than one quarter, in which case Russell will review the situation on a case by case basis.

Each month, the Russell 2000® Index is updated for changes to shares outstanding as companies report changes in share capital to the SEC. Only cumulative changes to shares outstanding greater than 5% are reflected in the Russell 2000® Index. This does not affect treatment of major corporate events, which are ordinarily effective on the ex-date.

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Strategic Accelerated Redemption Securities®
Linked to an Equity Basket, due September 8, 2015

The following graph shows the historical performance of the Russell 2000® Index in the period from January 2008 through July 2014. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Russell 2000® Index was 1,165.948.

Historical Performance of the Russell 2000® Index

This historical data on the Russell 2000® Index is not necessarily indicative of the future performance of the Russell 2000® Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Russell 2000® Index during any period set forth above is not an indication that the level of the Russell 2000® Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Russell 2000® Index.

License Agreement

The notes are not sponsored, endorsed, sold or promoted by Frank Russell Company (“Frank Russell”). Frank Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities, generally or in the notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Frank Russell’s publication of the Russell 2000® Index in no way suggests or implies an opinion by Frank Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Frank Russell’s only relationship to HSBC is the licensing of certain trademarks and trade names of Frank Russell and of the Russell 2000® Index which is determined, composed and calculated by Frank Russell without regard to the HSBC or the notes. Frank Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Frank Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Frank Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the notes. Frank Russell has no obligation or liability in connection with the administration, marketing or trading of the notes:

FRANK RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND FRANK RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRANK RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO THE OBTAINED BY HSBC, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. FRANK RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRANK RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Strategic Accelerated Redemption Securities®
Linked to an Equity Basket, due September 8, 2015

The EURO STOXX 50® Index

The EURO STOXX 50® Index was created by STOXX Limited, which is owned by Deutsche Börse AG and SIX Group AG. Publication of the EURO STOXX 50® Index began on February 28, 1998, based on an initial index value of 1,000 at December 31, 1991. The EURO STOXX 50® Index is reported daily on the Bloomberg Professional® service under the symbol “SX5E” and on the STOXX Limited website. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this term sheet.

Composition and Maintenance of the EURO STOXX 50® Index

The EURO STOXX 50® Index is composed of 50 component stocks from of market sectors from within the 19 EURO STOXX Supersector indices, which represent the Eurozone portion of the STOXX Europe 600 Supersector indices. The STOXX 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; and utilities.

The EURO STOXX 50® Index is weighted by free float market capitalization. Each component’s weight is capped at 10% of the EURO STOXX 50® Index’s total free float market capitalization. Free float weights are reviewed quarterly and the EURO STOXX 50® Index composition is reviewed annually September.

Within each of the 19 EURO STOXX Supersector indices, the component stocks are ranked by free float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free float market capitalization of the corresponding EURO STOXX Total Market Index Supersector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Any remaining stocks that are current EURO STOXX 50® Index components are added to the selection list. The stocks on the selection list are ranked by free float market capitalization. In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

The 40 largest stocks on the selection list are chosen as components. Any remaining current components of the EURO STOXX 50® Index ranked between 41 and 60 are added as index components. If the component number is still below 50, then the largest remaining stocks on the selection list are added until the EURO STOXX 50® Index contains 50 stocks.

Index Calculation

The EURO STOXX 50® Index is calculated with the “Laspeyres formula”, which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the index value can be expressed as follows:

index =	free float market capitalization of the index
divisor of the index

The “free float market capitalization of the index is equal to the sum of the product of the price, number of shares, free float factor and weighting cap factor for each component stock as of the time the EURO STOXX 50® Index is being calculated.

The EURO STOXX 50® Index is also subject to a divisor, which is adjusted to maintain the continuity of index values despite changes due to corporate actions.

Strategic Accelerated Redemption Securities®	TS-14

Strategic Accelerated Redemption Securities®
Linked to an Equity Basket, due September 8, 2015

The following graph shows the historical performance of the EURO STOXX 50® Index in the period from January 2008 through July 2014. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the EURO STOXX 50® Index was 3,164.44.

Historical Performance of the EURO STOXX 50® Index

This historical data on the EURO STOXX 50® Index is not necessarily indicative of the future performance of the EURO STOXX 50® Index or what the value of the notes may be. Any historical upward or downward trend in the level of the EURO STOXX 50® Index during any period set forth above is not an indication that the level of the EURO STOXX 50® Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the EURO STOXX 50® Index.

License Agreement

HSBC or one of its affiliates has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use certain indices owned and published by STOXX Limited in connection with some products, including the notes.

STOXX and its licensors (the "Licensors") have no relationship to the HSBC USA Inc., other than the licensing of the EURO STOXX 50® Index and the related trademarks for use in connection with the notes.

STOXX and its Licensors do not:

▪	Sponsor, endorse, sell or promote the notes.
▪	Recommend that any person invest in the notes or any other securities.
▪	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.
▪	Have any responsibility or liability for the administration, management or marketing of the notes.
▪	Consider the needs of the notes or the owners of the notes in determining, composing or calculating the EURO STOXX 50® Index or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the notes. Specifically,

▪	STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:
o	The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the EURO STOXX 50® Index and the data included in the EURO STOXX 50® Index;
o	The accuracy or completeness of the EURO STOXX 50® Index and its data;
o	The merchantability and the fitness for a particular purpose or use of the EURO STOXX 50® Index and its data;
o	STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the EURO STOXX 50® Index or its data;
▪	Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.

The licensing agreement between HSBC USA Inc. and STOXX is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

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Strategic Accelerated Redemption Securities®
Linked to an Equity Basket, due September 8, 2015

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket, the remaining term of the notes, and the issuer’s creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 per unit principal amount and will depend on the performance of the Basket. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer’s creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-6 and “Use of Proceeds” on page PS-15 of product supplement EQUITY INDICES STR-1.

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Strategic Accelerated Redemption Securities®
Linked to an Equity Basket, due September 8, 2015

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Basket that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the value of the Basket.

▪	Under this characterization and tax treatment of the notes, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon receipt of a cash payment at maturity or upon a sale, exchange, redemption, retirement or other disposition of the notes . This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year, and otherwise will be short-term capital gain or loss. Accordingly, if the notes are called on the first or second Observation Date, your capital gain or loss generally will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

▪	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-29 of product supplement EQUITY INDICES STR-1.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the notes offered by this term sheet have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer’s Current Report on Form 8-K dated July 27, 2012.

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Strategic Accelerated Redemption Securities®
Linked to an Equity Basket, due September 8, 2015

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

"Strategic Accelerated Redemption Securities®" is a registered service mark of Bank of America Corporation, the parent company of MLPF&S.

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